Exhibit 4.1

DESCRIPTION OF HURCO COMPANIES, INC.’S

COMMON STOCK

The following is a description of the common stock, no par value (the “Common Stock”), of Hurco Companies, Inc. (the “Company”), which is the only security of the Company registered pursuant to Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

General

The Company is authorized to issue up to 12,500,000 shares of Common Stock. As of December 31, 2024, the Company had 6,446,349 shares of Common Stock outstanding.

The following description summarizes selected information regarding the Common Stock, as well as relevant provisions of (i) the Company’s Amended and Restated Articles of Incorporation, as currently in effect (the “Articles”), (ii) the Company’s Amended and Restated By-Laws, as currently in effect (the “By-Laws”), and (iii) the Indiana Business Corporation Law (the “IBCL”). The following summary description of the Common Stock of the Company is qualified in its entirety by reference to the provisions of the Company’s Articles and By-Laws, copies of which have been filed as exhibits to the Company’s periodic reports under the Exchange Act, and the applicable provisions of the IBCL.

Common Stock

Voting Rights. The holders of shares of Common Stock are entitled to one vote per share on all matters submitted to shareholders for a vote. The holders of shares of Common Stock do not have cumulative voting rights with respect to the election of directors or any other matter.

Dividend Rights. Subject to preferences to which holders of any preferred stock of the Company may be entitled, the holders of shares of Common Stock are entitled to receive such dividends as may be declared from time to time by the Board of Directors, in its discretion, from any assets legally available therefor.

Liquidation Rights. Subject to the prior payment or provision for payment of the debts and other liabilities of the Company and any preferential amounts to be distributed to holders of any preferred stock of the Company, in the event of any liquidation, dissolution or winding up of the Company, the holders of shares of Common Stock shall be entitled to share ratably in the remaining net assets of the Company.

Other Rights and Preferences. The holders of shares of Common Stock have no preemptive rights to subscribe to or purchase any shares of Common Stock or other Company securities. There are no redemption, sinking fund, or conversion provisions applicable to the Common Stock. The holders of shares of Common Stock are not subject to further calls or assessments by the Company.

Transfer Agent and Registrar. The transfer agent and registrar for the Common Stock is Computershare Trust Company, N.A.

Listing. The Common Stock is traded on the Nasdaq Global Select Market under the symbol “HURC.”

Anti-Takeover Effects of Provisions of the Company’s Articles, By-Laws and the IBCL

Under certain circumstances, certain provisions of the IBCL, the Company’s Articles and the Company’s By-Laws may render more difficult, or may discourage, a merger, a tender offer, a proxy contest, the assumption of control of the Company by a holder of a large block of the Common Stock or other person, or the removal of incumbent management, even if such actions may be beneficial to the Company’s shareholders generally.

Meetings of Shareholders. Under Chapter 29 of the IBCL and the Company’s Articles, any action required to be taken by the Company’s shareholders may be effected only at an annual meeting or special meeting of shareholders, and shareholders may act in lieu of such meetings only by unanimous written consent. The Company’s By-Laws provide that special meetings of shareholders may be called by the Company’s Board of Directors or President, or by the holders of a majority of all the votes entitled to be cast on any issue proposed to be considered at the proposed special meeting.

The Company’s By-Laws also establish an advance notice procedure for the nomination, other than by or at the direction of the Company’s Board of Directors, of persons for election as directors as well as for other shareholder proposals to be considered at annual meetings of shareholders. In general, notice of intent to nominate a director or raise business at such meetings must be delivered to the Company by a shareholder not less than 60 days prior to such meeting. Such notice must contain certain specified information concerning the person to be nominated and the shareholder submitting the proposal.

Amendment of By-Laws. The Company’s Articles and By-Laws provide that the Company’s By-Laws may be amended or repealed from time to time, or new By-Laws may be adopted, by either: (i) the Board of Directors if such amendment, repeal, or adoption is approved by the affirmative vote of at least a majority of the entire Board of Directors; or (ii) the affirmative vote, at a meeting of the shareholders of the Company for which the meeting designates that making, amending, or repealing provisions of the By-Laws is to be considered, of at least a majority of the votes entitled to be cast by the holders of the outstanding shares of all classes of stock of the Company entitled to vote generally in the election of directors (considered as a single voting group).

Special Transactions. The Company’s Articles require the affirmative vote of the holders of not less than three-fourths of the outstanding shares of Common Stock for certain proposed transactions, including, but not limited to: (i) the merger or consolidation of the Company and a “related corporation”; (ii) the sale or exchange of all or substantially all of the Company’s assets or business to or with a related corporation; (iii) the issue or delivery of Common Stock or any other Company securities in exchange or payment for property, assets or securities of a related corporation; and (iv) the merger of any of the Company’s affiliates with or into a related corporation or any of its affiliates.

For purposes of the above provisions, the below definitions shall apply:

(a)

“affiliate” means any person (including a corporation, partnership, trust, estate or individual) who, directly or indirectly, controls, is controlled by, or is under common control with the person specified; and

(b)

“related corporation” means a corporation or entity or any of its affiliates, singly or in the aggregate, that are beneficial owners, directly or indirectly, of more than 5% of the total outstanding shares of Common Stock.

The foregoing requirements shall not apply to any transaction that has been (i) approved by resolution of the Board of Directors adopted by the affirmative vote of not less than two-thirds of the then authorized number of directors; or (ii) approved by resolution of the Board of Directors prior to the acquisition of the beneficial ownership of more than 5% of the total voting power of all outstanding shares of Common Stock by such related corporation and its affiliates.

Control Share Acquisitions. Under Chapter 42 of the IBCL, an acquiring person or group who makes a “control share acquisition” in an “issuing public corporation” may not exercise voting rights on any “control shares” unless these voting rights are conferred by a majority vote of the disinterested shareholders of the issuing public corporation at a special meeting of those shareholders held upon the request and at the expense of the acquiring person. If control shares acquired in a control share acquisition are accorded full voting rights and the acquiring person has acquired control shares with a majority or more of all voting power, all shareholders of the issuing public corporation have dissenters’ rights to receive the fair value of their shares pursuant to Chapter 44 of the IBCL.

For purposes of Chapter 42 of the IBCL, the below definitions shall apply:

(a)

“control share acquisition” means, subject to specified exceptions, the acquisition, directly or indirectly, by any person of ownership of, or the power to direct the exercise of voting power with respect to, issued and outstanding control shares. For the purposes of determining whether an acquisition constitutes a control share acquisition, shares acquired within 90 days or under a plan to make a control share acquisition are considered to have been acquired in the same acquisition;

(b)

“control shares” means shares acquired by a person that, when added to all other shares of the issuing public corporation owned by that person or in respect to which that person may exercise or direct the exercise of voting power, would otherwise entitle that person to exercise voting power of the issuing public corporation in the election of directors within any of the following ranges: (i) one-fifth or more but less than one-third; (ii) one-third or more but less than a majority; or (iii) a majority or more; and

(c)

“issuing public corporation” means a corporation which has (i) 100 or more shareholders, (ii) its principal place of business or its principal office in Indiana, or that owns or controls assets within Indiana having a fair market value of greater than $1,000,000, and (iii) (A) more than 10% of its shareholders resident in Indiana, (B) more than 10% of its shares owned of record or owned beneficially by Indiana residents, or (C) 1,000 shareholders resident in Indiana.

The above provisions do not apply if, before a control share acquisition is made, an Indiana corporation’s articles of incorporation or by-laws, including a by-law adopted by the Indiana corporation’s board of directors, provide that they do not apply. The Company’s Articles and By-Laws do not exclude the Company from these provisions.

Certain Business Combinations. Chapter 43 of the IBCL restricts the ability of a “resident domestic corporation” to engage in any business combinations with an “interested shareholder” for five years after the date the interested shareholder became such, unless the business combination or the purchase of shares by the interested shareholder on the interested shareholder’s share acquisition date is approved by the board of directors of the resident domestic corporation before the interested shareholder’s share acquisition date. If such prior approval is not obtained, the interested shareholder may effect a business combination after the five-year period only if such shareholder receives approval from a majority of the disinterested shareholders or the offer meets specified fair price criteria.

For purposes of Chapter 43 of the IBCL, the below definitions shall apply:

(a)

“beneficial owner” means a person who, directly or indirectly, owns the subject shares, has the right to acquire or vote the subject shares (excluding voting rights under revocable proxies made in accordance with federal law), has any agreement, arrangement or understanding for the purpose of acquiring, holding, voting or disposing of the subject shares, or holds any derivative instrument that includes the opportunity to profit or share in any profit derived from any increase in the value of the subject shares;

(b)

“interested shareholder” means any person, other than the resident domestic corporation or its subsidiaries, that is (i) the beneficial owner, directly or indirectly, of 10% or more of the voting power of the outstanding voting shares of the resident domestic corporation or (ii) an affiliate or associate of the resident domestic corporation, which at any time within the five-year period immediately before the date in question, was the beneficial owner, directly or indirectly, of 10% or more of the voting power of the then outstanding shares of the resident domestic corporation; and

(c)	“resident domestic corporation” means an Indiana corporation that has 100 or more shareholders.

The above provisions do not apply to corporations that elect not to be subject to Chapter 43 of the IBCL in an amendment to their articles of incorporation approved by a majority of the disinterested shareholders. That amendment, however, cannot become effective until 18 months after its passage and would apply only to share acquisitions occurring after its effective date. The Company’s Articles do not exclude the Company from Chapter 43 of the IBCL.

Mandatory Classified Board of Directors. Under Chapter 33 of the IBCL, an Indiana corporation with a class of voting shares registered with the U.S. Securities and Exchange Commission under Section 12 of the Exchange Act must have a classified board of directors unless the Indiana corporation adopts a by-law expressly electing not to be governed by this provision. The Company’s By-Laws contain a provision electing not to be subject to this mandatory requirement.